Item 77.C. Matters Submitted to a Vote of Security Holders

           Morgan Stanley Tax-Exempt Securities Trust

At a Special Meeting of Shareholders held on May 11, 2010, shareholders approved an Agreement and Plan of Reorganization under which the assets and liabilities of Morgan Stanley Tax-Exempt Securities Trust were transferred to Invesco Tax-Exempt Securities Trust.

For              Withhold        Abstain
--------------   -------------   -------------
40,619,352.978   2,538,926.543   2,611,508.895